UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 September 2023
Commission File No. 001-32846

____________________________
CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Holding(s) in Company

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: CRH Public Limited Company
2. Reason for the notification (please tick the appropriate box or boxes):

[X ] An acquisition or disposal of voting rights
[X ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: 1. Israel Englander 2. Millennium Group Management Trust 3. Millennium Group Management LLC 4. Millennium International Management LP		City and country of registered office (if applicable): 1. N/A 2. N/A 3. Delaware, USA 4. Delaware, USA
4. Full name of shareholder(s) (if different from 3.)v:

Millennium Partners, L.P
Integrated Core Strategies (US) LLC
ICS Opportunities II LLC
Integrates Assets II LLC
Integrated Assets, Ltd.
ICS Opportunities, Ltd

5. Date on which the threshold was crossed or reachedvi: 25 September 2023
6. Date on which issuer notified: 27 September 2023
7. Threshold(s) that is/are crossed or reached: below 3%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.758%	1.571%	2.329%	715,060,563
Position of previous notification (if applicable)	N/A	N/A	N/A

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix		% of voting rights

	Direct	Indirect	Direct	Indirect
IE0001827041	5,420,750		0.758%

SUBTOTAL A	5,420,750		0.758%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.		% of voting rights

	SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Equity Swap			Cash	11,230,276	1.571%

			SUBTOTAL B.2	11,230,276	1.571%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Israel Englander	0.758%	1.571%	2.329%
Millennium Group Management Trust	0.758%	1.571%	2.329%
Millennium Group Management LLC	0.758%	1.571%	2.329%
Millennium International Management LP	0.758%	1.571%	2.329%

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:

Done at  London on 27 September 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 September 2023
By:___/s/Neil Colgan___
N.Colgan
Company Secretary